                                                                      EXHIBIT 19

                                     Varco
                              International,Inc.


                         1999 SECOND QUARTERLY REPORT

                             Varco is the leading


                             supplier of drilling


                            equipment in the world


                            with key products that


                            enhance the safety and


                             productivity of the


                               drilling process.

                    [LOGO]   TO OUR SHAREHOLDERS,
                             CUSTOMERS AND EMPLOYEES

Although the price of oil has recovered sharply and natural gas prices have strengthened, overall conditions in the oil service industry remain depressed. Oil prices averaged slightly more than $17.60 per barrel for the second quarter and have risen above $20 more recently, as compared to an average of approximately $13.00 in the previous quarter and $14.70 in the second quarter of last year. Natural gas prices, which did not suffer as severe a decline, averaged approximately $2.10 per thousand cubic feet during the most recent quarter versus an average of approximately $1.75 for the first quarter of this year and $2.20 for the second quarter a year ago.

     However, these more favorable commodity prices have not yet resulted in any improvement in our business, as oil companies have not responded with increased exploration and production spending. Worldwide drilling activity has remained at historic lows, with the rig count averaging 1,225 for the second quarter, down 16 per cent from the previous quarter and 33 per cent from a year ago.

     The effect of these market conditions on Varco is most clearly reflected in an incoming order rate of $63.2 million (excluding cancellations of $1.1 million) for the most recent quarter, as compared to $193.6 million in the same quarter a year ago. For the first six months of 1999 orders totaled $135.5 million (excluding cancellations of $17.0 million) versus $493.2 million (excluding cancellations of $13.0 million) for the first half of last year. Because we entered the year with a substantial order backlog, Revenues for the first two quarters have remained above the incoming order rate. We expect that condition to continue over the rest of the year.

     Revenues for the second quarter were $155.9 million and Net Income was $11.2 million, $.17 per (diluted) share. For the second quarter of last year, Revenues totaled $197.2 million and Net Income was $19.7 million, $.30 per (diluted) share.

     Most of our order backlog consists of equipment to be installed on offshore rigs still under construction, the majority of which was ordered in 1997 and 1998. In response to declining Revenues, we have reduced our cost structure as aggressively as our commitments to deliver and install this equipment permit. Meanwhile, many of the newly constructed deep-water rigs are beginning to drill, and most have an extensive complement of Varco's newer technology equipment. These rigs are performing well and beginning to demonstrate the benefits of this advanced equipment. Notably, one Varco equipped rig recently set a world record, drilling in water depths exceeding 8,000 feet offshore Brazil.

     Although higher commodity prices provide a reason to be optimistic that market conditions will improve, and many analysts are forecasting a recovery in the second half of this year, we face a period of extraordinary market uncertainty. However, we believe there are several reasons why we are well positioned to respond to this uncertainty. We have an extremely strong balance sheet, with no debt as of June 30. We have in place plans to continue reducing costs as appropriate to the Revenue level. We believe that our newer products provide opportunity, even in a difficult market. By demonstrating their potential to significantly reduce drilling costs, we believe that many of these products can be sold as retrofits to existing rigs and generate additional Revenue.

     Experience has taught us that any attempt to predict the future direction of our industry is likely to prove wrong. We believe that adherence to a consistent strategy of developing and introducing products that reduce drilling costs, while managing our cost structure to current business levels and maintaining a strong balance sheet, is the best path to long-term success.

     We appreciate your continued support.

/s/ GEORGE I. BOYADJIEFF

George I. Boyadjieff
Chairman and
Chief Executive Officer
August 10, 1999

Condensed Consolidated Balance Sheets

(unaudited)

                                                        June 30,    December 31,
(in thousands)                                              1999            1998
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                               $ 25,590        $ 29,138
Receivables (net)                                        150,261         179,241
Inventories                                              120,183         152,412
Other                                                     24,563          29,600
--------------------------------------------------------------------------------
     Total Current Assets                                320,597         390,391
Property, plant and equipment (net)                       88,801          89,997
Rental equipment (net)                                    11,326          11,440
Cost in excess of net assets acquired                     32,637          33,511
Other assets                                              33,179          21,581
--------------------------------------------------------------------------------
Total Assets                                            $486,540        $546,920
================================================================================

Current Liabilities
Accounts payable                                        $ 27,033        $ 45,969
Customer deposits                                         45,026          95,766
Other liabilities                                         56,473          62,409
Current portion of long-term debt                              0           9,948
--------------------------------------------------------------------------------
     Total Current Liabilities                           128,532         214,092
Non-current liabilities                                   13,933          13,461
--------------------------------------------------------------------------------
Total Liabilities                                        142,465         227,553

Shareholders' Equity
Common Stock and additional paid-in capital              159,788         157,073
Retained earnings                                        184,287         162,294
--------------------------------------------------------------------------------
Total Shareholders' Equity                               344,075         319,367
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $486,540        $546,920
================================================================================

Notes to Condensed Consolidated
Financial Statements

Note 1.  Basis of Presentation

These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1998.

Varco International, Inc. and Subsidiaries

Note 2.  Special Charge

During the fourth quarter of 1998 the Company recognized a $8.5 million special charge consisting of severance for 1,100 employees of $6.1 million; a non-cash write-off of rental equipment of $1.5 million; and an allowance for abandoned leases and other obligations of $900 thousand. During the second quarter of 1999 the Company spent $2.7 million of the cash charge. As of June 30, 1999 the Company has spent, in total, $4.0 million of the cash charge and expects to spend all of the remaining cash charge during the balance of 1999.

Note 3.  Business Segments

Selected financial information for the Company's reportable segments for the three months and six months ended June 30, 1999 and 1998 follows:

                                       Three Months Ended June 30, 1999          Three Months Ended June 30, 1998
                                ---------------------------------------   ---------------------------------------
                                Revenues   Intercompany       Operating   Revenues   Intercompany       Operating
                                               Revenues   Profit (Loss)                  Revenues   Profit (Loss)
-----------------------------------------------------------------------------------------------------------------
Varco Systems                   $ 49,929         $  309         $11,030   $ 70,310         $  853         $18,585
Varco BJ                          21,750             56           7,138     23,906             84           6,390
M/D Totco                         14,991            444            (497)    23,237          1,573           2,105
Shaffer                           66,068                          3,761     71,750                          7,315
Rigtech                            2,709                         (1,833)     7,771                            947
-----------------------------------------------------------------------------------------------------------------
                                $155,447         $  809         $19,599   $196,974         $2,510         $35,342
=================================================================================================================

                                         Six Months Ended June 30, 1999            Six Months Ended June 30, 1998
                                ---------------------------------------   ---------------------------------------
                                Revenues   Intercompany       Operating   Revenues   Intercompany       Operating
                                               Revenues   Profit (Loss)                  Revenues   Profit (Loss)
-----------------------------------------------------------------------------------------------------------------
Varco Systems                   $110,070         $  629         $24,112   $123,806         $1,583         $30,108
Varco BJ                          42,735             99          12,474     43,924            172          11,700
M/D Totco                         28,638          1,332          (1,912)    46,846          2,605           6,125
Shaffer                          119,803                          8,666    118,962                         11,321
Rigtech                            5,942                         (2,377)    13,179                          1,544
-----------------------------------------------------------------------------------------------------------------
                                $307,188         $2,060         $40,963   $346,717         $4,360         $60,798
=================================================================================================================

                                       Three Months    Three Months      Six Months      Six Months
                                              ended           ended           ended           ended
                                      June 30, 1999   June 30, 1998   June 30, 1999   June 30, 1998
---------------------------------------------------------------------------------------------------
Reconciliation of profit (loss)
  Segment income                            $19,599         $35,342         $40,963         $60,798
  Elimination of intercompany profit           (212)           (562)           (477)           (392)
  Unallocated amounts:
    Interest expense                           (312)           (581)           (609)         (1,086)
    Corporate and other expenses             (2,509)         (4,202)         (5,166)         (6,563)
---------------------------------------------------------------------------------------------------
  Earnings before income taxes              $16,566         $29,997         $34,711         $52,757
===================================================================================================

Varco International, Inc. and Subsidiaries

Condensed Consolidated
Statements of Cash Flows
(unaudited)


                                                     Six Months Ended June 30,
(in thousands)                                                  1999      1998
------------------------------------------------------------------------------
Operating Activities
Net income                                                  $ 22,898  $ 34,714
Depreciation and amortization                                 11,625    10,060
Increase (decrease) in operating cash flows:
  Receivables                                                 28,980   (35,218)
  Inventories                                                 32,229   (37,443)
  Additions to rental equipment                               (2,354)   (2,112)
  Transfer from rental equipment                                         2,134
  Accounts payable                                           (18,936)    3,992
  Customer deposits                                          (50,740)   14,830
  Taxes payable                                                1,719     3,772
  Other                                                      (12,685)     (604)
------------------------------------------------------------------------------
   Net cash from (used in) operating activities               12,736    (5,875)
------------------------------------------------------------------------------

Investing Activities
  Equipment purchases                                         (9,268)  (17,387)
  Proceeds from equipment sales                                1,276       214
------------------------------------------------------------------------------
   Net cash (used in) investing activities                    (7,992)  (17,173)
------------------------------------------------------------------------------

Financing Activities
Decrease in long-term debt                                   (10,000)  (10,000)
Proceeds from issuance of Common Stock                         1,708     1,850
------------------------------------------------------------------------------
  Net cash (used in) financing activities                     (8,292)   (8,150)
------------------------------------------------------------------------------
Net change in cash and cash equivalents                       (3,548)  (31,198)
------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                29,138    39,827
------------------------------------------------------------------------------
Cash and cash equivalents at end of quarter                 $ 25,590  $  8,629
==============================================================================

Varco International, Inc. and Subsidiaries

Condensed Consolidated
Statements of Income
(unaudited)


(in thousands,             Three Months Ended June 30,     Six Months Ended June 30,
except per share data)                 1999       1998              1999        1998
------------------------------------------------------------------------------------
Revenues
Net sales                          $150,816   $187,854          $297,145    $326,795
Rental income                         4,631      9,120            10,043      19,922
Other income                            430        237               857         685
------------------------------------------------------------------------------------
                                    155,877    197,211           308,045     347,402
------------------------------------------------------------------------------------

Costs and Expenses
Cost of sales                       107,830    126,574           210,222     218,404
Cost of rental income                 2,012      3,087             4,040       6,305
Selling, general and
 administrative expenses             21,650     28,594            43,497      52,942
Research and development
 costs                                7,507      8,378            14,966      15,908
Interest expense                        312        581               609       1,086
------------------------------------------------------------------------------------
                                    139,311    167,214           273,334     294,645
------------------------------------------------------------------------------------
Income before income taxes           16,566     29,997            34,711      52,757
Provision for income taxes            5,402     10,268            11,813      18,043
------------------------------------------------------------------------------------
Net income                         $ 11,164   $ 19,729          $ 22,898    $ 34,714
====================================================================================
Basic income per share             $    .17   $    .31          $    .35    $    .54
====================================================================================
Shares used in basic income
 per share calculation               65,045     64,444            64,891      64,342
====================================================================================
Diluted income per share           $    .17   $    .30          $    .35    $    .53
====================================================================================
Shares used in diluted
 income per share
 calculation                         65,897     65,885            65,744      65,783
====================================================================================

Varco International, Inc. and Subsidiaries

Management's Discussion and Analysis of
Financial Condition and Results of Operations

                          General Industry Conditions

During the second quarter of 1999, commodity prices for oil and gas recovered from their recent lows. The price of oil averaged approximately $17.64 per barrel for the second quarter, as compared to an average of $13.20 per barrel for the first quarter of 1999 and $14.40 per barrel for the year 1998. The price of natural gas for the second quarter of 1999 averaged approximately $2.10 per thousand cubic feet as compared to $1.78 for the first quarter of 1999 and was $2.04 per thousand cubic feet for all of 1998. The low commodity prices in 1998 and early 1999 have led to lower cash flows for the oil companies and a reduction in exploration and production expenditures, resulting in declining drilling activity. The second quarter prices are continuing with the price of oil climbing above $20.00 per barrel and recent gas prices above $2.60 per thousand cubic feet. These higher prices are yet to have any significant impact on exploration and production expenditures.

     Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased approximately 33% in the second quarter of 1999 to an average of approximately 1,225 from an average of approximately 1,837 during the same period in 1998. As compared to the first quarter of 1999, the second quarter average declined approximately 16%. North American drilling activity decreased approximately 40% as compared to last year and 25% as compared to first quarter of 1999. International drilling activity was not impacted as much as North America drilling activity. International activity decreased 25% to an average of approximately 597 rigs as compared to 797 in the second quarter of 1998.

     Offshore drilling activity decreased year-to-year, as reflected by a decrease in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the first quarter of 1999, mobile offshore rig utilization averaged approximately 72% as compared to 95% in the second quarter of 1998. The lower utilization was accompanied by decreasing day rates which have a negative impact on the cash flows of the Company's primary customer, the drilling contractor.

                             Results of Operations

Sets forth below are the net orders and revenues for the Company's five operating divisions:

                                      Three Months Ended         Six Months Ended
                                                June 30,                 June 30,
                                       1999         1998        1999         1998
---------------------------------------------------------------------------------
Orders
Varco Systems                      $ 15,796     $ 43,672    $ 36,768     $178,402
VarcoBJ                               8,926       26,432      22,861       57,708
M/D Totco                            13,672       37,271      26,508       69,222
Shaffer                              23,318       83,467      43,662      177,022
Rigtech                               1,526        2,773       5,702       10,811
Cancellations                        (1,123)                 (16,954)     (13,024)
---------------------------------------------------------------------------------
Total                              $ 62,115     $193,615    $118,547     $480,141
=================================================================================

                                      Three Months Ended         Six Months Ended
                                                June 30,                 June 30,
                                       1999         1998        1999         1998
---------------------------------------------------------------------------------
Revenues
Varco Systems                      $ 49,929     $ 70,310    $110,070     $123,806
VarcoBJ                              21,750       23,906      42,735       43,924
M/D Totco                            14,991       23,237      28,638       46,846
Shaffer                              66,068       71,750     119,803      118,962
Rigtech                               2,709        7,771       5,942       13,179
---------------------------------------------------------------------------------
Total                              $155,447     $196,974    $307,188     $346,717
=================================================================================

During the second quarter of 1999 new order bookings, before cancellations, declined to $63.2 million from $193.6 million in the second quarter of 1998. This decline is primarily the result of the absence of orders associated with upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Systems and Shaffer Divisions. In addition, new orders were negatively impacted in all Divisions by the decline in overall drilling activity.

     The revenue decreases, from the second quarter of 1998 in all Divisions except M/D Totco, primarily were due to lower shipments of equipment for upgrading, conversion and new construction of offshore drilling rigs. The lower revenues at M/D Totco were due to the decline in overall drilling activity, particularly in the U.S. and Canada.

     At June 30, 1999, the Company's backlog of unshipped orders was approximately $178.8 million as compared to $272.1 at March 31, 1999, and $367.4 million at December 31, 1998. The Company expects that substantially all of its existing June 30, 1999 backlog will be shipped by December 31, 1999. At June 30, 1999, the Company had received $45.0 million in customer cash deposits related to orders included in backlog. In accordance with industry practice, orders and commitments generally are cancellable by customers at any time.

     Gross margin (net sales and rental income less costs of sales and rental income), as a percentage of net sales and rental income for the second quarter of 1999 was 29.3%. This compares to a gross margin of 34.2% for the same period in 1998. The decline was caused by high initial costs and retrofit costs on newer products at Shaffer, M/D Totco and Rigtech; by the increase in the proportion of Shaffer revenues to other Divisions' revenues (Shaffer products carry lower gross margins than other Divisions' products), and by higher manufacturing costs and increased manufacturing inefficiencies. Approximately 2.3% of the 4.7% decline was due to high initial costs and retrofit costs on newer products; 1.3% was due to the higher proportion of Shaffer revenue, and 1.1% was due to manufacturing costs.

     The Company believes that new product development is a significant factor for the future of the Company. During the first six months of 1999 the Company spent $15.0 million or 4.9% of revenues on new product development. This compares to $15.9 million or 4.6% of revenues during the same period in 1998.

     Primarily as a result of a reduction in employment related expenses, selling, general and administrative expenses decreased 24.3% in the second quarter of 1999 as compared to the second quarter of 1998. As a percent of revenue, selling, general and administrative expenses decreased to 13.9% from 14.5% in the second quarter of 1998. Overall Company employment at June 30, 1999, was 2,211 (including 49 temporary employees) which compares to 3,340 (including 472 temporary employees) a year ago.

     The effective tax rate for the first half of 1999 was 34.0% as compared to 34.2% for the first half of 1998.

     As the June 30, 1999 backlog is delivered, the Company expects that its revenue level will decline to a level more reflective of its incoming order rate. As this decline occurs, the Company has in place plans to further reduce its cost structure and capital expenditures as appropriate for the anticipated level of future revenue.

                        Liquidity and Capital Resources

     At June 30, 1999, the Company had cash and cash equivalents of $25.6 million as compared to $29.1 million at December 31, 1998. This reduction was due in part to the final payment of the Company's 8.95% Senior Notes. At June 30, 1999, the Company's working capital was $192.1 million as compared to $176.3 million at December 31, 1998, and its current ratio was 2.5 to 1.0 as compared to 1.8 to 1.0 at December 31, 1998. These changes are primarily due to the reduction in current liabilities.

     On June 27, 1997, the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. At June 30, 1999, there were no advances and $4.5 million in letters of credit outstanding under this facility.

     The Credit Agreement restricts the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.

     The Company's capital expenditures during the first half of 1999 were $9.3 million as compared to $17.4 million for the first half of 1998. The Company's current plans for capital expenditures in the next twelve months are approximately $5.0 to $10.0 million. The Company anticipates that its June 30, 1999 cash and cash equivalents and its existing credit facility will be sufficient to meet its capital expenditures and operating cash needs.

                             Year 2000 Compliance

The following supplements the Year 2000 disclosure included in the Company's Annual Report to Shareholders for the year ended December 31, 1998, and reference should be made to such disclosure included therein.

     Products. The Company has completed testing of its currently supported products, as opposed to discontinued and obsolete products, and believes they are Year 2000 compliant. The Company has mailed to its customers a list of compliant products and has advised customers which products needed to be upgraded or replaced for Year 2000 compliance.

     Internal Business Systems. The Company has completed its assessment phase and believes that it has identified substantially all of the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The Company estimates that its business systems will be Year 2000 compliant by the end of the third quarter of 1999.

     Third-Party Suppliers and Customers. The Company has requested confirmation from its suppliers and customers of their Year 2000 compliance. Replies from most of the suppliers and customers have been received and the replies received to date indicate that Year 2000 compliance will be achieved.

     Facility Systems. The Company does not anticipate that facility systems will have any material impact on the Company's operations.

     The Company does not separately track internal cost incurred on the Year 2000 Issue. The Company has estimated that approximately 15% to 20% of its IT personnel's time is spent on the Year 2000 Issue. The Company has estimated that less than $1.5 million will be paid to third parties for software, hardware and consultation. As of June 30, 1999 most of these costs have been incurred.

                        Cautionary Statement Pursuant
                     to the Private Securities Litigation
                              Reform Act of 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements con-cerning the Company's general business strategies, customer orders, backlog, operating trends, industry trends, manufacturing capacity, and expectations for funding capital expenditures and operations in future periods. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, potential excess capacity; competitive pressures; technological and structural changes in the industry; litigation; and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

                                    Profile

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

                               Investor Contact

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail:  investor-relations@varco.com
Web site:  http://www.varco.com

VARCO